Our File Number: 28376.09000
Writer’s Direct Dial Number: 561.650.0709
Writer’s E-Mail Address: hburnston@gunster.com

July 17, 2006

Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549-0308
Attn: Pamela A. Long, Assistant Director

Re:	IQ Micro Inc.
Registration Statement on Form 10-SB
Filed July 17, 2006
File No. 000-51796

Dear Ms. Long:

On behalf of IQ Micro Inc. (the “Company”), we enclose for filing under the Securities Act of 1934, as amended (the “Exchange Act”), the Registration Statement on Form 10-SB, File No. 000-51796 (together with exhibits, the “Registration Statement”).

This letter provides a full and complete response to the Staff’s letter, dated March 8, 2006 (the “Comment Letter”), to Johnny Christiansen, Chief Executive Officer of the Company, regarding the Registration Statement on Form 10-SB, File No. 000-51796, filed February 8, 2006 (together with exhibits, the “Initial Registration Statement”). Because the Company did not have an opportunity to fully respond to the Comment Letter until the date of this letter, the Company filed with the Commission a withdrawal of the Initial Registration Statement on Form RW to avoid the automatic effectiveness of the Initial Registration Statement 60 days after its initial filing pursuant to Section 12(g)(1) of the Exchange Act.

The responses set forth below are numbered in accordance with the numbered comments from the Comment Letter. Although this letter contains the text of each of the Staff’s comments itemized by number, with corresponding response immediately following, we have enclosed a copy of the Comment Letter for the Staff’s convenience. All references to page numbers below refer to the pages of the Registration Statement.

Securities and Exchange Commission
July 17, 2006

General

1.
Please note that your Form 10-SB will go effective by lapse of time 60 days after the original filing date pursuant to Section 12(g)(1) of the Exchange Act. If our comments are not addressed within this 60-day time period, you should consider withdrawing your Form 10-SB prior to effectiveness and re-filing a new Form 10-SB that includes changes responsive to our comments. If you choose not to withdraw, you will be subject to the reporting requirements under Section 13(a) of the Exchange Act.

Because the Company did not have an opportunity to fully respond to the Comment Letter until the date of this letter, the Company filed with the Commission a withdrawal of the Initial Registration Statement on Form RW to avoid the automatic effectiveness of the Initial Registration Statement 60 days after its initial filing pursuant to Section 12(g)(1) of the Exchange Act. The Company is aware that the Registration Statement will become effective by lapse of time 60 days after its original filing date.

2.	Please update your financial statements to comply with Item 310(g) of Regulation S-B at the effective date of your registration statement.

The Registration Statement includes the Company’s consolidated financial statements as of September 30, 2005 and March 31, 2006 (unaudited) and for the year ended September 30, 2004, for the periods from October 1, 2004 to June 8, 2005, from June 9, 2005 to September 30, 2005 and March 31, 2006 (unaudited) and for the period from June 9, 2005 to March 31, 2006 (unaudited) (Development Stage Period), to comply with Item 310(g) of Regulation S-B.  The Company recognizes that it will be required to update its financial statements at the effective date of its registration statement.

Part I

Introductory Note, page 1

3.
Please be advised that the safe harbor for forward-looking statements provided in the Private Securities Litigation Reform Act of 1995 does not apply to those issuers that, at the time a statement is made, are not subject to the requirements of Section 13(a) or Section 15(d) of the Exchange Act. We note the statement "within the meaning of the Private Securities Litigation Reform Act of 1995." Please revise to state that the safe harbor does not apply to statements made in your document. Please also comply with this comment in the first sentence of the second paragraph of the MD&A section on page 16.

The Company has prepared the Registration Statement in accordance with the Staff’s comment. References to the safe harbor for forward-looking statements have been removed from the Registration Statement, including in the Introductory Note on page 1 and the introduction to the Plan of Operation section (formerly the MD&A section) on page 25.

GUNSTER, YOAKLEY & STEWART, P.A.
ATTORNEYS AT LAW

Securities and Exchange Commission
July 17, 2006

4.
We note the statement in the first sentence of the second last paragraph that you "have not independently verified this information." Please be advised that you are responsible for the entire content of your document and you cannot include language that may be interpreted as a disclaimer of the information contained in your document. Please revise to remove this statement.

In response to the Staff’s comment, the Company has removed this statement.

Item 1. Description of Business, page 2

5.	Please disclose the information required by Items 101(b)(2), (4), (8), (9), (10) and (11) of Regulation S-B.

The Company has prepared the Registration Statement in accordance with the Staff’s comment. With respect to Item 101(b)(2), please note the disclosure in the second-to-last paragraph of the “Business of Issuer” section on page 6. With respect to Item 101(b)(4), please note the disclosure in the last paragraph of the “Business of the Issuer” section on page 6. With respect to Items 101(b)(8), 101(b)(9) and 101(b)(11), as a licensing company that does not actually manufacture or develop products, the Company does not anticipate the need for any governmental or regulatory approvals. Also, the Company expects that the impact of any governmental regulation that may occur and the costs of compliance with any applicable environmental laws will be negligible at most.

With respect to Item 101(b)(10), please note the disclosure in the second paragraph of the “Business of the Issuer” section, at the top of page 3. The Company does not conduct any research or development activities. As described in the second paragraph on page 5, the $300,000 of funding assistance provided to Osmotex as part of the Company’s License Fee for the Licensed Rights was used to further Osmotex’s research and development activities.

Please also note the disclosure in the section “Plan of Operation - Description of the Planned Business” on page 26.

Business of Issuer, page 2

6.
The disclosure in this section assumes that the reader has a good understanding of your industry and its terminology. Please revise to describe in greater detail your products and services, and to clarify the terminology associated therewith. In addition, please revise this section so that terms are defined when first used. For example, you do not explain "lab-on-a-chip" until page 7, although you use this term on page 4.

The Company has prepared the Registration Statement in accordance with the Staff’s comment. Please note the disclosure in the first six paragraphs of the “Business of the Issuer” section on pages 2-3. In addition, all terms in the Registration Statement are defined when first used. For example and without limitation, the definition of “lab-on-a-chip” now occurs on page 3 in conjunction with the first use of the term.

GUNSTER, YOAKLEY & STEWART, P.A.
ATTORNEYS AT LAW

Securities and Exchange Commission
July 17, 2006

Microfluidics Industry, page 4

7.	We note the disclosure in the fourth sentence of the third paragraph. Please identify the industries that have been revolutionized and explain how these industries have been revolutionized.

In response to the Staff’s comment, the Company has revised the Registration Statement. Please note the disclosure in the first three paragraphs of the section entitled, “Proprietary Technology-Microfluidics Industry” on page 7 and the last two paragraphs of that section on the bottom of page 8.

Microactuators, page 5

8.	We note the disclosure in the fifth paragraph. Please describe your international licensing program in greater detail.

In response to the Staff’s comment, the Company has described its international licensing program in greater detail. Please note the disclosure in the last five paragraphs of the “Microactuators” subsection on page 10.

Patents, page 7

9.	Please disclose when your patents and other intellectual property rights will expire or terminate. See Item 101(b)(7) of Regulation S-B.

In response to the Staff’s comment, the Company has revised the Registration Statement to disclose, in the second sentence in the first paragraph under “Patents” on page 11, that all of the Company’s patents and intellectual property rights expire in 2023.

Risk Factors, page 9

10.
We note the first two sentences of the paragraph that precedes your risk factors. These seem to suggest that you may be attempting to register a sales transaction. Please note that the registration of a sales transaction would proceed under the Securities Act and the forms thereunder, such as Form S-1. By filing a Form 10-SB, you are registering a class of securities under the Exchange Act, not a sales transaction. Please tell us your intentions regarding the securities or transactions you are registering, and ensure that you select the correct form.

By filing the Registration Statement, the Company does not intend to register a sales transaction under the Securities Act of 1933, as amended. In response to the Staff’s comment, the Company has removed from the Registration Statement any language that may be interpreted as an indication that the Company intends to register a sales transaction.

GUNSTER, YOAKLEY & STEWART, P.A.
ATTORNEYS AT LAW

Securities and Exchange Commission
July 17, 2006

11.
Please revise your risk factors to remove the phrases "we cannot assure," "there is no guarantee" and other similar phrases. The actual risk is that the event will occur, not your inability to prevent it. See, for example and without limitation, risk factors one, two, three, 12, 14, 16, 22, 23, 24 and 25.

In response to the Staff’s comment, the Company has removed from the risk factors the phrases “we cannot assure,” “there is no guarantee,” and other similar phrases.

12.	Please add risk factor disclosure regarding the risks associated with your debt, including a discussion of your debt service obligations and the impact of an increase in interest rates of 1%.

The Company has included in the Registration Statement several additional risk factors regarding the risks associated with its indebtedness. Please note the following risk factors:

•
We are a development stage company with minimal operating history and you may have difficulty predicting our future operating income and expenses. You will have only limited historical information from which to assess our possible future results of operations. (Page 13)

•	We will need additional capital to execute our business plan, which we may be unable to obtain on terms acceptable to us, if at all. (Page 14)

•	We have substantial leverage, which may affect our ability to use funds for other purposes. (Page 14)

•
Our obligations under our Secured Convertible Debentures are secured by all of our assets. If we default under the terms of the Secured Convertible Debentures, Cornell Capital Partners, LP could foreclose its security interest and liquidate all of our assets. (Page 15)

•	Our substantial indebtedness could adversely affect our cash flow and our ability to fulfill our obligations. (Page 15)

•	Restrictive covenants in our Securities Purchase Agreement and Secured Convertible Debentures could adversely affect our business by limiting our operating and strategic flexibility. (Page 16)

•
To service our indebtedness, make capital expenditures and fund our operations, we will require a significant amount of cash. Our ability to generate cash depends on many factors beyond our control. (Page 16)

GUNSTER, YOAKLEY & STEWART, P.A.
ATTORNEYS AT LAW

Securities and Exchange Commission
July 17, 2006

The Company supplementally advises the Staff that the Company’s indebtedness, as represented by the Secured Convertible Debentures issued to and held by Cornell Capital Partners, LP, bears interest at a fixed rate of 8%. As such, the service obligations of the Company’s present debt will not increase if interest rates in general fluctuate.

13.
We note that your directors and executive officers include a Canadian citizen and several Norwegian citizens. We also note that you have European consultants. Please provide a risk factor pertaining to the difficulty U.S. stockholders would face in effecting service of process against these individuals. The risk factor should address the risk U.S. stockholders face in:

•	Effecting service of process within the United States on any of your non-U.S. resident executive officers or directors named in your registration statement;

•
Enforcing judgments obtained in U.S. courts based on the civil liability provisions of the U.S. federal securities laws against any of your non-U.S. residents executive officers or directors you have named in your registration statement;

•
Enforcing judgments of U.S. courts based on civil liability provisions of the U.S. federal securities laws in the Canadian courts against any of your non-U.S. resident executive officers or directors named in your registration statement; and

•
Bringing an original action in the Norwegian or Canadian courts to enforce liabilities based on the U.S. federal securities laws against any of your non-U.S. resident executive officers or directors named in your registration statement.

The Company has prepared the Registration Statement in accordance with the Staff’s comment. Please note the following risk factors:

•	Our Chief Financial Officer is a Canadian citizen currently residing in the United States. Immigration restrictions could limit his ability to conduct business in the United States. (Page 18)

•	Our Chief Executive Officer and our Chief Operations Officer are Norwegian citizens currently residing in Norway, which may limit our ability to operate efficiently. (Page 18)

•
United States shareholders may face substantial risks associated with effecting service of process or enforcing judgments against our directors and officers who reside outside of the United States. (Page 19)

We will need additional capital to execute our business plan..., page 10

14.	We note the disclosure in the first sentence. Please disclose the total amount of financing you will need to implement your business plan.

GUNSTER, YOAKLEY & STEWART, P.A.
ATTORNEYS AT LAW

Securities and Exchange Commission
July 17, 2006

The Company has prepared the Registration Statement in accordance with the Staff’s comment. Please note the first two paragraphs in the risk factor: “We will need additional capital to execute our business plan, which we may be unable to obtain on terms acceptable to us, if at all,” on page 14.

We do not have any independent directors…, page 10

15.
Please expand this risk factor to clearly disclose the risks to your company from not having independent directors. In this regard, it appears that this risk extends to matters that do not involve Osmotex.

The Company has prepared the Registration Statement in accordance with the Staff’s comment. Please note the first paragraph in the risk factor: “We do not have any independent directors on our Board of Directors,” on page 17.

We depend on key personnel, page 10

16.
All companies rely on their key personnel. Please explain how this specific risk applies to your company. For example, are any of your key personnel planning to retire or nearing retirement age? Is there tension between key personnel and your board? Also, we note that your management operates under a consulting agreement with two different entities. Please consider whether there are any risks associated with these arrangements and revise to include an appropriate risk factor.

The Company has prepared the Registration Statement in accordance with the Staff’s comment. Please note the following risk factors:

•	We depend on certain key personnel, the loss of any of which could have a material adverse effect on our operations. (Page 17)

•	Our Chief Executive Officer, Chief Financial Officer and Chief Operations Officer operate under management agreements and are not our employees. (Page 18)

We currently maintain no theft, casualty or key-man insurance…, page 11

17.	Please revise to describe in more detail the risks associated with your company's decision to forego insurance coverage.

The Company has prepared the Registration Statement in accordance with the Staff’s comment. Please note changes to the risk factor: “We currently maintain no theft, casualty or key-man insurance coverage and therefore we could incur losses without having the resources to cover those losses,” on page 19.

Our limited use of confidentiality agreements…, page 11

18.	We note the disclosure in the last sentence regarding certain agreements. Please file these agreements as exhibits to your document, as they appear to be material.

GUNSTER, YOAKLEY & STEWART, P.A.
ATTORNEYS AT LAW

Securities and Exchange Commission
July 17, 2006

In response to the Staff’s comment, the Company has revised this risk factor to clarify that, other than confidentiality agreements with potential sub-sub-licensees (which are entered into in the ordinary course of the Company’s business), the only confidentiality arrangements are:

(1)	In connection with the management agreements the Company has entered into with the employer of some of the Company’s key personnel - see

•	Exhibit 10.2 (Section 5 and Exhibit B, Paragraph 1);
•	Exhibit 10.16 (Section 4 and Exhibit B, Paragraph 1); and
•	Exhibit 10.26 (Section 4 and Exhibit B, Paragraph 1); and

(2)	The two agreements with Hawk Associates, Inc. - see
•	Exhibit 10.7 (Section 4), and
•	Exhibit 10.15 (Section 4).

Osmotex USA controls a substantial interest..., page 14

19.	We note the disclosure in the last sentence. It does not appear possible to obtain stockholder approval without Osmotex USA's consent. Please revise to clearly state this fact.

In response to the Staff’s comment, the Company has revised the risk factor: “Osmotex USA controls a substantial interest in us and thus they heavily influence all actions that may require a shareholder vote,” on page 22, to reflect that it is not possible for any matter requiring a shareholder vote to be approved without the consent of Osmotex USA.

20.
Please revise this risk factor to disclose the actual risk, namely the risk that this control may prevent or frustrate certain attempts to effect a transaction that is in the best interests of your minority stockholders.

The Company has revised this risk factor on page 22 in response to the Staff’s comment.

You may suffer additional dilution…, page 15

21.
Please expand the disclosure in this risk factor to discuss the conversion formula and anti-dilution provisions of your convertible securities. Please also illustrate the negative impact that these provisions may have on the number of shares that could be issued upon conversion or exercise of your convertible securities.

•
In response to the Staff’s comment, the Company has revised this risk factor on page 24 to include the conversion formula and anti-dilution provisions of the Company’s convertible securities. In addition, the Company has added disclosure, including a table, to the “Description of Securities - Secured Convertible Debentures,” to illustrate the impact of the conversion of the Company’s convertible securities held by Cornell Capital Partners, LP.

GUNSTER, YOAKLEY & STEWART, P.A.
ATTORNEYS AT LAW

Securities and Exchange Commission
July 17, 2006

Item 2. Management's Discussion and Analysis, page 16

Plan of Operation, page 17

22.
Please expand your discussion to follow the guidance in SEC Codification of Financial Reporting Policies Section 607.02, Uncertainty about an Entity's Continued Existence. Additional detail should be provided to show that over the next twelve months, management is confident that sufficient working capital will be obtained. Please provide additional detail including but not limited to the following:

•	Prominent disclosures of your financial difficulties and viable plans to overcome these difficulties.

•	Disclosures of any known demand, commitments or uncertainties that will result in your liquidity increasing or decreasing in any material way.

•	Detailed cash flow discussions for the twelve-month period following the date of the latest balance sheet presented.

•	A reasonably detailed discussion of your ability or inability to generate sufficient cash to support operations.

•	Management's plans (including relevant prospective financial information).

The Company has prepared the Registration Statement in accordance with the Staff’s comment. Please note the increased disclosure in the Section now titled “Plan of Operation” on pages 25 through 29.

23.
Please significantly revise this section to describe in greater detail your plan of operation for the next 12 months, including a month-by-month analysis of your milestones. Your current disclosure is too general.

Because the Company’s plan of operation is dependent on obtaining sub-sub-licensees, it is difficult and somewhat arbitrary to detail month-by-month projections. The Company has expressed that it projects to obtain its first sub-sub-licensee by the end of its fiscal year ending September 30, 2006, and that it projects expenses to be relatively consistent on a month-by-month basis. Please note the disclosure in the last two paragraphs of the “Discussion of Cash Requirements and Financial Plan” sub-section on pages 27 -28.

24.
Please discuss the timing for the commencement of your operations and when you anticipate generating revenue and being profitable. In this regard, please discuss any debt obligations you may incur to finance your operations, as well as the anticipated costs of operation.

GUNSTER, YOAKLEY & STEWART, P.A.
ATTORNEYS AT LAW

Securities and Exchange Commission
July 17, 2006

The Company has prepared the Registration Statement in accordance with the Staff’s comment. Please note the disclosure in the sub-section entitled “Discussion of Cash Requirements and Financial Plan” on pages 26-28 and in the sub-section entitled “Future Operations” on page 28.

25.	Please discuss the costs associated with your company being a public reporting company.

In response to the Staff’s comment, the Company has added disclosure to the fourth (text) paragraph of the “Discussion of Cash Requirements and Financial Plan,” sub-section, appearing on page 27, to indicate that the Company’s estimate for professional fees for the twelve months ending March 31, 2007 includes legal and accounting fees related to the Company being a reporting public company.

26.	Please disclose any expected hiring due to the commencement of your plan of operation. Please refer to Item 303(a)(iv) of Regulation S-B.

In response to the Staff’s comment, the Company has added disclosure to the fourth (text) paragraph of the “Discussion of Cash Requirements and Financial Plan,” sub-section, appearing on page 27, to indicate that the number of employees and consultants is expected to remain constant during the next 12 months.

Results of operations, page 17

27.	We note the disclosure in the fifth paragraph under the heading "Expenses" on page 18. Please provide us with the address of your website.

Because of changes to the Registration Statement, disclosure of the Company’s website now first appears in the sixth paragraph of the “Executive Compensation - Employment Agreements, Management Agreements and Consulting Agreements” section on page 35. In response to the Staff’s comment, the Company has now provided its website address (http://www.iq-micro.com).

Expenses, page 18

28.	We note the disclosure in the last sentence of the third paragraph. Please file the agreements relating to these consultants as exhibits to your document.

Please note Exhibits 10.2, 10.7, 10.15, 10.16 and 10.26 to the Registration Statement.

GUNSTER, YOAKLEY & STEWART, P.A.
ATTORNEYS AT LAW

Securities and Exchange Commission
July 17, 2006

Financial Liquidity and Capital Resources, page 18

29.
We note the disclosure in the first paragraph. Please disclose the amount of the proceeds that you have received from the sale of debentures to Cornell Capital. Please also clarify whether any proceeds are being held in escrow.

The Company has prepared the Registration Statement in accordance with the Staff’s comment. Because of changes to the Registration Statement, this disclosure now appears in the second (text) paragraph of the “Discussion of Cash Requirements and Financial Plan” sub-section appearing on page 27. No proceeds from the sale of debentures to Cornell Capital Partners, LP are being held in escrow.

Secured Convertible Debentures, page 20

30.
Please tell us why you believe that you have completed a private placement under Section 4(2) and Rule 506 of Regulation D. We note your disclosure on page 18 that $250,000 of this investment is expected to close after the filing of this registration statement.

The Company has prepared the Registration Statement in accordance with the Staff’s comment. Because of changes to the Registration Statement, this disclosure now appears in the first paragraph of the “Discussion of Cash Requirements and Financial Plan” sub-section, appearing on the bottom of page 26.

Item 3. Description of Property, page 21

31.
We note the verbal agreement disclosed in this section. Please file a written description that describes the material terms of the agreement as an exhibit to your document. Refer to Interpretation 1.85 of the Division of Corporation Finance's July 1997 Manual of Publicly Available Telephone Interpretations, which is available on our website at www.sec.gov.

The Company has prepared the Registration Statement in accordance with the Staff’s comment. Please note the disclosure in the first two paragraphs of the “Description of Property” section on page 29 and Exhibits 10.5 and 10.6 to the Registration Statement.

32.
We note the disclosure in the last sentence of the second paragraph under the heading "Expenses" on page 18. Please identify the address of your European office and briefly describe the material terms of the lease. Please also file this lease as an exhibit to your document.

The Company has prepared the Registration Statement in accordance with the Staff’s comment. Because of changes to the Registration Statement, this disclosure now appears in the second paragraph of the “Description of Property” section on page 29, and a verbal description of the lease has been provided as Exhibit 10.6.

GUNSTER, YOAKLEY & STEWART, P.A.
ATTORNEYS AT LAW

Securities and Exchange Commission
July 17, 2006

Item 4. Security Ownership of Certain Beneficial Owners and Management, page 21

33.
We note that your calculation of beneficial ownership is dated as of December 31, 2005. You are required to calculate beneficial ownership as of the most recent practicable date. Please revise accordingly. See Item 403 of Regulation S-B.

The Company has prepared the Registration Statement in accordance with the Staff’s comment. Please note the disclosure in the first paragraph of Item 4 on page 30, which states the beneficial ownership of the Company as of June 30, 2006.

Item 5. Directors and Executive Officers, Promoters and Control Persons, page 22

34.
Please revise each biography to provide the dates of service for each referenced employment experience. Please also revise to provide the relevant employment experience for the past five years. See Item 401(a) of Regulation S-B.

The Company has prepared the Registration Statement in accordance with the Staff’s comment. Please note the disclosure on pages 31-32.

35.
We note that Messrs. Christiansen and Rudman are not required to devote 100% of their business time to the affairs of your company. In this regard, we note the provisions of Section 1.2 of each management agreement. Please disclose their arrangement and the approximate percent of time that Messrs. Christiansen and Rudman work on the affairs of your company.

In response to the Staff’s comment, the Company has provided disclosure in the “Management Agreements” subsection on pages 32-33 to clarify that Messrs. Rudman and Christiansen are expected to dedicate two-thirds of their time, and Mr. Lislien all of his time, to the Company.

Item 6. Executive Compensation, page 24

36.	Please revise footnote (1) to disclose the amount of the management fee paid to D.P. Martin Associates. We note Section 3.1 of the Management Agreement.

The Company has prepared the Registration Statement in accordance with the Staff’s comment. Please note Footnote (1) on page 33.

Employment Agreements, page 24

37.	Please expand the disclosure in this section to disclose the material terms of the management agreements and the consulting agreements with Hawk Associates.

GUNSTER, YOAKLEY & STEWART, P.A.
ATTORNEYS AT LAW

Securities and Exchange Commission
July 17, 2006

The Company has prepared the Registration Statement in accordance with the Staff’s comment. Please note the expanded disclosure in the “Employment Agreements, Management Agreements and Consulting Agreements” section on pages 34-35.

Item 7. Certain Relationships and Related Transactions, page 25

38.	Please disclose whether you have procedures for reviewing and pre-approving any transactions between you and your directors, officers and other affiliates.

The Company has prepared the Registration Statement in accordance with the Staff’s comment. Please note the disclosure in the introductory paragraph of Item 7 on page 36.

39.
Please state whether you believe the transactions you describe in this section are on terms at least as favorable to your company as you would expect to negotiate with unrelated third parties. In responding to this comment, please address your amendment to the licensing agreement to pay a fee of $300,000 to Osmotex, the principal stockholder of your company. In this regard, we note risk factor four on page 10.

The Company has prepared the Registration Statement in accordance with the Staff’s comment. Please note the disclosure in the last paragraph of Item 7 on page 38.

40.
If material, please revise to provide more detail concerning the relationship between Osmotex and Centre Suisse d'Electronique et de Microtechnique SA and the agreement they have to further Osmotex's microfluidics technology product development. We note that Osmotex paid a portion of License Fee to that entity.

In response to the Staff’s comment, the Company has added a sub-section entitled “CSEM Letter Agreement” on page 37 to further describe the relationship with CSEM.

Item 8. Description of Securities, page 27

41.	Please expand the disclosure in this section to disclose the material terms of the registration rights that you have granted to your security holders.

In response to the Staff’s comment, the Company has added a sub-section entitled “Registration Rights of Cornell Capital Partners, LP” on page 44.

Secured Convertible Debentures, page 27

42.	Please expand the disclosure in this section to disclose the material terms of the debentures you have issued to Cornell Capital.

GUNSTER, YOAKLEY & STEWART, P.A.
ATTORNEYS AT LAW

Securities and Exchange Commission
July 17, 2006

In response to the Staff’s comments the Company has significantly increased the disclosure of the material terms of the Cornell Capital Partners, LP debentures on pages 39-43.

43.
Please disclose the fact that the number of shares issuable upon conversion of the debentures is not fixed and can increase depending on the trading price of your common stock. Please also disclose the conversion price as of the most recent practicable date.

In response to the Staff’s comment, the Company has included a table on page 42 to clarify that the number of shares issuable upon conversion of the debentures is variable. In addition, for each debenture, described on pages 39-43, the Company has added the variable conversion price as of July 12, 2006.

44.	Please include a table illustrating the number of shares issuable upon conversion of the debentures based on a range of assumed conversion prices.

In response to the Staff’s comment, the Company has included such a table on page 42.

45.	We note the disclosure in the second paragraph. Please disclose the conditions to the issuance of the second $250,000 debenture.

All four debentures have already been issued, as of August 12, 2005, November 30, 2005, February 8, 2006, and March 29, 2006, respectively.

46.
We note the disclosure in the second last sentence of the second paragraph that the conversion price is $0.48. It appears that the conversion price is based on a formula and not fixed. Please reconcile.

In response to the Staff’s comment, for each of the four debentures, described on pages 39-41, the Company has provided disclosure specifying how both the fixed conversion price per share and the variable conversion price per share have been, or are to be, calculated.

Warrants, page 28

47.	Please expand the disclosure in this section to disclose the material terms of the warrants issued to Cornell Capital.

In response to the Staff’s comment, the Company has provided additional disclosure regarding the material terms of the warrants issued to Cornell Capital Partners, LP in the sub-section entitled “Warrants” on pages 43-44.

GUNSTER, YOAKLEY & STEWART, P.A.
ATTORNEYS AT LAW

Securities and Exchange Commission
July 17, 2006

Part II

Item 1 Market Price of and Dividends on the Registrant's Common Equity - page 19

48.	Please revise the first paragraph to provide the information required by Item 201(a)(ii) of Regulation S-B.

The Company has provided the highest and lowest closing bid prices for the two most recently completed fiscal years (Fiscal 2004 and Fiscal 2005) and for Fiscal 2006 (through July 12, 2006; this disclosure now appears on page 46.)

49.
We note the disclosure in your document that you intend to apply to have your common stock listed on the OTC Bulletin Board. We understand that the OTC Bulletin Board is a quotation medium for subscribing NASD members and is not an issuer listing service. Further, only market makers can apply to quote securities on the OTC Bulletin Board. Please disclose here and, as appropriate, elsewhere in your document whether you intend to contact an authorized OTC Bulletin Board market maker for sponsorship of your securities on the OTC Bulletin Board.

In response to the Staff’s comment, the Company has revised its disclosure in the third paragraph of the “Description of Business - Business of Issuer” section appearing on page 3 to clarify that, although the Company has been in contact with market-makers as potential sponsors of the Company’s Common Stock on the OTC Bulletin Board, the Company has no definitive agreement or arrangement with any such sponsor.

50.	Please disclose the material terms of your financing and listing agreement, as amended, with respect to the listing of your common stock. In this regard, we note Section 2.1 of the agreement.

In response to the Staff’s comment, the Company has added disclosure under the “Financing and Listing Agreement” sub-section on page 37 to clarify that each party to the Financing and Listing Agreement shall bear and pay its own costs and expenses.

Dividends, page 19

51.	Please disclose the information required by Item 201(c)(2) of Regulation S-B. In this regard, we note Section 7.4 of your security agreement.

The Company has prepared the Registration Statement in accordance with the Staff’s comment. Please note the disclosure in the last paragraph of “Market Price of and Dividends on the Registrant’s Common Equity and Related Shareholder Matters - Dividends” Section on pages 46-47 and risk factor “Restrictive covenants in our Securities Purchase Agreement and Secured Convertible Debentures could adversely affect our business by limiting our operating and strategic flexibility,” on page 16.

GUNSTER, YOAKLEY & STEWART, P.A.
ATTORNEYS AT LAW

Securities and Exchange Commission
July 17, 2006

Item 3. Changes in and Disagreements with Accountants, page 29

52.	Please disclose the information required by Item 304 of Regulation S-B.

In response to the SEC’s comment, the Company has provided the information required by Item 304 of Regulation S-B in Item 3 on page 47.

Item 4. Recent Sales of Unregistered Securities, page 30

53.	With respect to each transaction, please disclose the facts upon which you relied to make the stated exemption available. See Item 701(d) of Regulation S-B.

In response to the Staff’s comment, the Company has included disclosure under the “Cornell Capital Partners, LP Secured Convertible Debenture Financings” sub-section on page 48 and the “Capital Contribution Agreement” sub-section on page 50 to specify that these transactions were each made to one accredited investor pursuant to Section 4(2) and Rule 506 under Regulation D of the Securities Act of 1933, as amended.

Financial Statements

General

54.	Please disclose in a footnote the information required by SFAS 57 regarding each of your related party transactions. One example is the lease discussed in Item 3 on page 21.

In response to the Staff’s comment, a Related Party Transactions Note 8 has been added to provide the disclosures required by SFAS 57.

Consolidated Statement of Stockholders' Deficit, page 4

55.	Please revise the title of this statement, so that it reads statement of stockholders' deficit, rather than statements of operations.

In response to the Staff’s comment, the title has been revised to read, “Consolidated Statements of Changes in Stockholders’ Deficit.”

56.
For each issuance, please disclose the date and number of shares of stock, warrants, rights, or other equity securities issued for cash and for other consideration in accordance with paragraph 11 (d) of SFAS 7.

In response to the Staff’s comment, the Company has revised the disclosures contained on the face of the Consolidated Statements of Stockholders’ Deficit and expanded the disclosures contained in Notes 4, 6 and 7 to provide the information required by paragraph 11(d) of SFAS 7, “Accounting and Reporting by Development Stage Enterprises.”

GUNSTER, YOAKLEY & STEWART, P.A.
ATTORNEYS AT LAW

Securities and Exchange Commission
July 17, 2006

57.
Please revise to present the statement of stockholders' deficit of the predecessor through June 8, 2005 and the statement of stockholders' deficit from June 9, 2005 to September 30, 2005 for the successor company.

In response to the Staff’s comment, the presentation has been revised to delineate between the Company’s (i) pre-development stage (the Company’s predecessor) and (ii) development stage.

58.	Please disclose the circumstances surrounding the cancellation of the 31,330,877 restricted shares and the date that it occurred.

In response to the Staff’s comment, the Company has revised Note 4 to disclose the date and circumstances surrounding the cancellation of the 31,330,877 restricted shares.

Consolidated Statement of Cash Flows, page 5

59.
You appear to have amortized the full $70,000 in secured convertible debenture fees in the same period that the debenture was issued, rather than over the life of the debenture. Please explain to us why. See APB 21 and EITF 95-13.

In response to the Staff’s comment, the Company has revised its Financial Statements to reflect a capitalization of the $70,000 in fees associated with the Secured Convertible Debentures, with those fees amortized over the contractual term of the respective Debenture.

Note 3 - Net Loss Per Common Share, page 8

60.
Please disclose, by type of potentially dilutive security, the number of additional shares that could potentially dilute basic EP S in the future that were not included in the computation of diluted EPS, because to do so would have been antidilutive for the periods presented. See paragraph 40.c. of SFAS 128.

In accordance with the Staff’s comment, the Company has revised Note 3 to quantify the number of anti-dilutive shares excluded from the current period computation of the diluted earnings per share that could possibly dilute basic earnings per share in the future.

Note 4 - Licensed Rights, page 9

61.
Please tell us how you determined that it was appropriate to record the restricted shares issued for capital contribution with a zero value. Please also tell us why you did not assign any value to the licensed rights that you acquired in exchange for your 42.7 million shares. Please provide support for your conclusions and cite the accounting literature used to determine the appropriate accounting.

GUNSTER, YOAKLEY & STEWART, P.A.
ATTORNEYS AT LAW

Securities and Exchange Commission
July 17, 2006

The Financial Statements reflect the recording of the restricted shares issued in connection with the capital contribution and acquisition of the Licensed Rights at a zero value in accordance with Staff Accounting Bulletin Topic 5:G, “Transfers of Nonmonetary Assets by Promoters or Stockholders, which states that the Staff “believes that transfers of nonmonetary assets . . . normally should be recorded at the transferor’s historical cost determined under GAAP.”

The Company considered whether the transaction should have been recorded at fair value, but determined that a fair value measurement was inappropriate since (i) the fair value of neither the issued shares nor licensed rights were objectively measurable and (ii) the transferor of the licensed rights retained a substantive, indirect interest in the transferred assets due to its ownership in the Company.

Note 6 - Secured Convertible Debenture, page 10

62.	Please disclose in this footnote the portion of the $500,000 you allocated to each of the following:

•	The debt,

•	The warrants, and

•	Any other rights.

The Company has provided additional disclosure in response to the Staff’s comment.

The Company recognized and measured the value of the Warrants by allocating a portion of the proceeds based on the relative fair values of the securities at the time of issuance, in accordance with the provisions of APBO 14, “Accounting for Convertible Debt and Debt Issued With Stock Purchase Warrants.”

The Company recognized and measured the embedded beneficial conversion feature (“BCF”) by allocating a portion of the proceeds to the BCF equal to the intrinsic value of the feature, calculated at the commitment date as the difference between the conversion price and the fair value of the common stock into which the security is convertible. However, where the intrinsic value of the BCF is greater than the proceeds allocated to the convertible security itself, the amount of discount assigned to the BCF is limited to the amount of the proceeds allocated to the convertible security. The recorded discount on the convertible debt (arising from the recognition and measurement of the Warrants and BCF) is considered interest expense, and is recognized using the effective yield method over the period from the issuance date to the redemption date.

Please supplementally show us how your allocation methodology follows that described in paragraph 6 of EITF 00-27. In addition, please show us specifically how you computed the values of the warrants and any other rights, including the assumptions used. Please address this comment for each subsequent issuance of convertible debt with warrants as well.

GUNSTER, YOAKLEY & STEWART, P.A.
ATTORNEYS AT LAW

Securities and Exchange Commission
July 17, 2006

The table summarizing the computations used to determine the allocated values of the Company’s convertible debt issuances is presented in Appendix A, attached hereto.

63.
Please disclose the total debt discount related to the convertible debenture as described in paragraph 7 of EITF 00-27 and the values of each of its components. Please also disclose the period over which this debt discount is being amortized and why that period was used. You say in Note 2 under the Warrant Valuation caption that the related charge associated with your warrants is recorded immediately as an expense. If this is true related to the warrants issued with this debt, please tell us how this complies with APB 21. If this is not true related to these warrants, please revise your disclosure in Note 2 accordingly to clarify this. Please supplementally show us specifically how you arrived at the total value of the debt discount and the assumptions you used in doing so. Please address this comment for each subsequent issuance of convertible debt with warrants as well.

In response to the Staff’s comment, the Company has expanded Note 6 to disclose the total debt discount related to the Secured Convertible Debenture, the values of each of its components, and the period over which the debt discount is amortized. The Company also has revised the Financial Statements to capitalize the value of the Warrants issued in connection with the debt as financing costs and amortize the discount over the period from the issuance date to the redemption date.

With respect to the amortization period used for the debt discount, APBO 21 requires that the imputation of interest be amortized over the life of the note in such a way as to result in a constant rate of interest when applied to the amount outstanding at the beginning of any given period (emphasis added).

Based on the mechanics of APBO 21, it is not possible to calculate interest on the net balance of the Secured Convertible Debentures when the allocated amount of discount equals the amount of the proceeds allocated to the convertible security (i.e., when the net balance is zero). As a result, the discount has not been amortized, and it will be recognized as interest expense at the date of conversion.

64.
Please tell us and disclose how you accounted for the registration rights covering the common shares underlying the secured convertible debenture and warrants. Please also tell us what consideration you gave to EITF 00-19, SFAS 133 and EITF 05-4 in your analysis of the accounting for your registration rights. Please disclose the terms of the registration rights including any liquidated damages that you are required to pay in cash or stock if a registration statement is not filed with the Securities and Exchange Commission.

GUNSTER, YOAKLEY & STEWART, P.A.
ATTORNEYS AT LAW

Securities and Exchange Commission
July 17, 2006

The registration rights covering the common shares underlying the Secured Convertible Debentures and Warrants were considered in the determination of the balance sheet classifications for the Warrants and the BCF. Specifically, the requirement to deliver registered shares upon conversion of the Secured Convertible Debentures represents a contractual provision in which compliance is deemed outside of the Company’s control. As a result, the BCF has been classified as a liability rather than as an equity instrument. The Warrants have been classified as equity instruments, as they do not contain provisions that require the delivery of registered shares.

65.
You indicated that the beneficial conversion feature is treated as an embedded derivative and is therefore classified as a current liability in accordance with SFAS 133. However, on page 2, your beneficial conversion liability is classified as a long-term liability. Please revise accordingly.

In response to the Staff’s comment, Note 6 has been revised to remove the misclassification as “current.”

66.
Please disclose in the footnote the maturity date of each convertible debenture. Please also disclose the maximum number of shares that each convertible debenture can be converted into or disclose that there is no maximum number of shares.

In response to the Staff’s comment, Note 6 has been revised to disclose the terms of each Secured Convertible Debenture with respect to maturity and conversion ratio.

Note 7 - Share Capital, page 10

Warrants, page 10

67.
Please disclose in this footnote the date the 250,000 warrants were issued to Hawk Associates, why they were issued, the terms of the warrants and how they were valued, including the assumptions used. Please also disclose why you felt it was appropriate to expense the full $68,200 value of the warrants in the period they were issued. What does Hawk Associates have to do in order to get the full 250,000 warrants? Is there any circumstance under which Hawk Associates will not get the full 250,000 warrants? When did Hawk Associates meet all of the necessary requirements to get the full 250,000 warrants or what portion of the 250,000 warrants have they earned so far? Is the only remaining item associated with the vesting of the warrants the passage of time and nothing that Hawk Associates itself still has to do?

In response to the Staff’s comment, the disclosure in Note 7 has been expanded to describe the date, terms, valuation methodology and reasons surrounding why the Company issued 250,000 Warrants to Hawk Associates.

GUNSTER, YOAKLEY & STEWART, P.A.
ATTORNEYS AT LAW

Securities and Exchange Commission
July 17, 2006

In addition, the financial statements have been revised to reflect the capitalization of the $68,200 value of the Warrants, and their amortization over the six-month period in which the Warrants are earned by Hawk Associates.

Note 9 - Subsequent Events

Capital Transactions, page 11

68.
As noted here and on page 26, you placed 1,000,000 shares in escrow. Please disclose how you treated these escrowed shares in your basic and diluted loss per share computations. See paragraph 30 of SFAS 128.

The 1,000,000 shares placed in escrow are beneficially owned by D.P. Martin & Associates, Inc. and would only be released to the Company and retired in the event that D.P. Martin & Associates, Inc. does not fulfill its financing commitment to the Company. As a result, these shares do not represent contingently issuable shares as referenced in SFAS 128.30. These shares have not been treated as treasury shares, but rather continue to be treated as issued and outstanding shares, which have been included in the Company’s calculation of basic and diluted earnings per share.

Part III

Item 1. Index to Exhibits, page 35

69.
Please file the consulting agreement with Hawk Associates, Inc., dated as of September 1, 2005, as an exhibit to your document. In this regard, we note the disclosure in Schedule 2.14 to the amendment to your capital contribution agreement.

The Company has provided the consulting agreement with Hawk Associates, Inc., dated as of September 1, 2005 as Exhibit 10.15 to the Registration Statement.

On behalf of the Company, we hope the Staff finds this letter and the enclosed material responsive to its comments on the Registration Statement. The Company hopes to have the Registration Statement declared effective as soon as possible. Therefore, we would appreciate a prompt review by the Staff of the enclosed materials. Should members of the Staff have any questions or comments regarding these materials, please feel free to call me at (561) 650-0709.

Sincerely,

/s/ Howard S. Burnston
Howard S. Burnston

HSB:ddg

Exhibit A

IQ Micro
Beneficial conversion feature
30-Sep-05
	Date of Issue	Year end
	12-Aug-05	30-Sep-05

Fair value of the Debentures	$500,000.00	$500,000.00

Less the value of the warrants	51,000.00	51,000.00

	449,000.00	449,000.00

Number of shares	1,219,512.00	1,041,667.00

effective conversion rate	0.37	0.43

stock price	0.51	0.60

Beneficial conversion	0.14	0.17

	$170,731.68	$177,083.39

Change in fair value		6,351.71

interest expense
Conversion feature
To mark the derivative to market

IQ Micro
Black Sholes Valuation
30-Sep-05
	Warrants issued	Warrants issued
	US GAAP	US GAAP

	Cornell Capital	Hawk Associates
Grant date	8/12/2005	8/1/2005
Expiry date	8/12/2008	8/1/2010
No. of warrants	100,000	250,000

INPUT VARIABLES
Stock Price	$0.510	$0.510
Exercise Price	$0.00	$0.51
Term (years)	3.00	5.00
Volatility	59%	59%
Annual Rate of Quarterly Dividends	0.00%	0.00%
Discount Rate - Bond Equivalent Yield	3.540%	3.540%

INTERMEDIATE COMPUTATIONS
Present Value of Stock Ex-dividend	0.510	0.510
Present Value of Exercise Price	0.00	0.43
Cumulative Volatility	102.19%	131.93%

CALL OPTION value (right to purchase)
Proportion of Stock Present Value	100.00%	78.60%
Proportion of Exercise Price PV	-100.00%	-29.92%
Call Option Value	$0.509	$0.273

Put Option Value (right to sell)
Proportion of Stock PV
Proportion of Exercise Price PV
Put Option Value

Value of warrants granted	$50,910	$68,204

Weighted average market price of stock	0.51	0.27